

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 16, 2018

Aristides J. Pittas
Chief Executive Officer
EuroDry Ltd.
4 Messogiou & Evropis Street
151 24 Maroussi Greece

>   **Re:   EuroDry Ltd.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted April 5, 2018**
>   **CIK No. 0001731388**

Dear Mr. Pittas:

We have reviewed your amended draft registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Questions and Answers about the Spin-Off Distribution

What are the reasons for the Spin-Off Distribution, page 3

1.  We note your response to our prior comment 4 and your revised disclosure.  It appears, based on the Euroseas Ltd. Q4 2017 Earnings Conference Call on March 5, 2018, that positioning Euroseas Ltd. and EuroDry Ltd. for a potential sale or merger may be an additional reason for the spin-off.  If so, please revise your disclosure here or advise.

<u>Dividend Policy, page 95</u>

2.  We note you response to our prior comment 13 and your revised disclosure regarding the dividend policy.  Because it appears that Euroseas has not recently paid dividends to its common shareholders, please so state and disclose that you also do not expect to pay dividends to EuroDry's common shareholders in the near future, or advise.

    You may contact Melissa Gilmore at (202) 551-3777 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any other questions.

                                        Sincerely,

                                        /s/ Justin Dobbie

                                        Justin Dobbie
                                        Legal Branch Chief
                                        Office of Transportation and Leisure


cc:     Anthony Tu-Sekine, Esq.
        Seward & Kissel LLP